5321 Corporate Boulevard

Baton Rouge, LA 70808

August 29, 2014

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Sonia Barros, Assistant Director

Re:	Lamar Advertising REIT Company

Registration Statement on Form S-4

Filed June 27, 2014

File No. 333-197084

Lamar Advertising Company

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 27, 2014

File No. 000-30242

Dear Ms. Barros:

This letter is submitted on behalf of Lamar Advertising REIT Company (“Lamar REIT” or the “Company”) and Lamar Advertising Company (“Lamar”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on June 27, 2014 (the “Registration Statement”). Such comments are set forth in the letter dated July 25, 2014 (the “Comment Letter”) to Keith Istre, Chief Financial Officer of Lamar REIT and Lamar. The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments. Lamar REIT will separately deliver to you a copy of Amendment No. 1, marked to show changes from the Registration Statement. As used herein, the terms “Lamar,” “we,” “our” and “us” refer to Lamar Advertising Company and its subsidiaries with respect to the period prior to the merger described in the Registration Statement, and Lamar Advertising REIT Company and its subsidiaries with respect to the period after such merger.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1.

Securities and Exchange Commission

August 29, 2014

Form S-4 for Lamar Advertising REIT Company

General

1.	Please tell us why you have not registered the Series AA preferred stock to be issued in the merger.

RESPONSE:

The Company intends to rely on the exemption under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), to issue the preferred stock in the merger. The Series AA preferred stock is held of record by 3 persons and each such person qualifies as an “accredited investor” as defined in Rule 501. In addition, each holder of Series AA preferred stock has a substantive, pre-existing relationship with Lamar. We refer to the interpretive guidance provided in the Proposing Release for the revision of Regulation D, Release No. 33-8828 (Aug. 3, 2007), and C&DI 139.25. As disclosed on page 52, the shares will be “restricted securities” under Rule 144 of the Securities Act and bear a restrictive legend.

2.	Please provide Schedule III in compliance with Rule 5-04 of Regulation S-X or tell us why Schedule III is not required. Please confirm, if appropriate, that management will include Schedule III in future periodic reporting.

RESPONSE:

In response to the Staff’s comment, we note that Lamar intends to elect REIT status effective for the year beginning January 1, 2014 and, although Lamar undertook an internal corporate restructuring during the course of 2013 and the early part of 2014 so that it would be in compliance with certain REIT qualification requirements for the 2014 taxable year, it did not elect REIT status for the year ended December 31, 2013. As a result, Lamar did not include Schedule III with its Form 10-K for the year ended December 31, 2013, as it did not believe it was applicable or required for the year ended December 31, 2013. Since Lamar expects to elect REIT status for the year beginning January 1, 2014, Lamar plans to include a Schedule III with its Form 10-K for the year ending December 31, 2014, and future periods as applicable.

Prospectus Cover Page

3.	Please revise your Commission legend on the prospectus cover page to state that neither the Securities and Exchange Commission nor any state securities commission has passed upon the accuracy or adequacy of the disclosures in the prospectus. Please refer to Item 501(b)(7) of Regulation S-K.

Securities and Exchange Commission

August 29, 2014

RESPONSE:

In response to the Staff’s comment, the Company has revised the legend on the prospectus cover page to include the requested language.

Questions and Answers About the REIT Conversion and the Merger, page 1

Q. What will holders of Lamar Advertising common stock receive…, page 4

4.	We note your disclosure that holders of Class A common stock will have the right to receive a number of shares of Lamar REIT Class A common stock, equal to, and in exchange for the number of shares of Class A common stock that the holder then owns. We note that the same terms exist for holders of Class B common stock and Series AA Preferred Stock. Please revise to disclose if shareholders of Lamar Advertising will continue to hold the same percentage of shares in Lamar REIT post-merger.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 4 and elsewhere in Amendment No. 1 to disclose that the stockholders of Lamar will continue to hold the same percentage of Lamar REIT immediately following the merger as they held in Lamar immediately prior to the merger.

Risk Factors, page 24

Covenants specified in our existing senior credit facility and any future credit facilities and our debt instruments may limit our ability to make required REIT distributions, page 26

5.	We note your disclosure that the senior facility and the indentures relating to Lamar Media’s outstanding notes contain certain covenants that could limit your ability to make distributions to your shareholders. Please expand your disclosure under this heading to describe the covenants to which you refer in greater detail.

RESPONSE:

In response to the Staff’s comment, the Company has revised the risk factor on pages 26-27 to describe the covenants that could limit the Company’s ability to make distributions to its stockholders.

Our Business, page 55

6.

We note your disclosure on page 17 of Lamar Advertising Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013 that you own approximately 6,900 parcels of property beneath your outdoor advertising structures and that you lease approximately 75,900

Securities and Exchange Commission

August 29, 2014

sites. Please revise your registration statement to provide a geographic breakdown of the regions in which the parcels of land that you own are located. Please provide similar disclosure for the 75,900 parcels that you lease. Please include similar disclosure in future applicable Exchange Act periodic reports.

RESPONSE:

In response to the Staff’s comment, the Company has included additional disclosure on page 63. The Company confirms that it plans to include similar disclosure, as applicable, in future Exchange Act reports.

7.	With respect to the 75,900 outdoor sites that you lease, please revise your disclosure to clarify your rights and obligations, including whether your lease agreements solely cover your ability to use the land to post signage and whether you lease the entire parcel of land such that you are responsible for maintaining the grounds of the outdoor sites. Please also explain what you mean by “active” outdoor sites. Please include similar disclosure in future applicable Exchange Act periodic reports.

RESPONSE:

In response to the Staff’s comment, the Company has included additional disclosure on page 63 to clarify the general rights and obligations of the Company under its leases. The reference to “active” sites has been removed; the sites noted reflect all current leased premises. The Company confirms that it plans to include similar disclosure, as applicable, in future Exchange Act reports.

8.	Please expand your disclosure to describe in greater detail the nature of your transit advertising contracts, including the terms of such contracts. Please include similar disclosure in future applicable Exchange Act periodic reports.

RESPONSE:

In response to the Staff’s comment, the Company has expanded the disclosure on pages 58 and 59 with regard to its transit advertising contracts. The Company confirms that it plans to include similar disclosure, as applicable, in future Exchange Act reports.

Pro Forma Financial Information, pages 67 to 72

9.	Please tell us whether any one-time transaction costs have been recorded in the historical financial statements. If so, please adjust your pro forma statements of operations to remove the one-time transaction costs already incurred within the historical financial statements.

Securities and Exchange Commission

August 29, 2014

RESPONSE:

The Company has recorded one-time transaction costs related to REIT expenses in its historical financial statements. In response to the Staff’s comment, the Company has adjusted its pro forma statements of operations and related disclosures on pages 69-74 to remove the one-time transaction costs already incurred within its historical financial statements.

(A) Non-REIT Earnings and Profits Distribution, page 71

10.	Please disclose how the $40 million E&P distribution adjustment is accounted for and how management estimated the amount.

RESPONSE:

In response to the Staff’s comment, the Company has included additional disclosure on page 73 with respect to the Company’s accounting for and estimate of the E&P distribution amount.

(D) Deferred Taxes, page 71

11.	Please tell us why the supporting table on page 72 totals to ($114,900) which does not agree to the net deferred assets and liabilities of $116.8 million disclosed on page 71.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 73-74 with respect to the net deferred assets and liabilities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 78

12.	Please tell us whether management considers funds from operations a key performance indicator. In this regard, we note Lamar Advertising’s discussion of this metric in its press release dated May 7, 2014. We may have further comments.

RESPONSE:

The Company’s management has introduced funds from operations (FFO) and adjusted funds from operations (AFFO) for the six month periods ending June 30, 2014 and 2013 due to Lamar’s preparation for potential election of REIT status for the taxable year beginning January 1, 2014, and currently considers FFO and AFFO key performance indicators. The Company has revised Management’s Discussion and Analysis on pages 81-84 to include these measures as well as the required disclosure in accordance with Item 10(e) of Regulation S-K.

13.	We refer to your non-GAAP measure acquisition-adjusted revenue. Please clarify that in calculating such measure you added to the prior period revenue derived from assets acquired in

Securities and Exchange Commission

August 29, 2014

a subsequent period even though you did not own those assets during that prior period. Please also explain further how this measure is used to assess your organic growth. Please tell us what consideration you gave to also adjusting for divested billboards and nonrenewals of logo and transit contracts. Please include similar disclosure in future applicable Exchange Act periodic reports.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 81, 82, 83, 86 and 88 to clarify the manner in which acquisition-adjusted revenue is calculated. The Company adds revenue derived from acquired assets during prior periods in which those assets were not owned by the Company so that the increase in revenue derived from the acquired assets in the current period is compared to the baseline of revenue derived by those assets in the prior period. This presentation is intended to provide investors with a period over period comparison that reflects changes in revenue over the prior period results of those assets, reflecting organic growth (if any) in those assets during the period in which the assets were owned and managed by the Company. Similarly, the Company eliminates revenue from the prior period that was derived from assets that have been divested since that period and, therefore, would not be reflected in the current period. The Company confirms that it will include similar disclosure, as applicable, in future Exchange Act periodic reports.

14.	Please include disclosure that quantifies the amount and percentage of your revenue from your different display types, i.e. billboards, logo signs and transit advertising displays, and, if material, bulletins, posters and digital billboards. Please also disclose the amount and percentage of your revenue derived from your non-REIT assets and operations, i.e. derived from your taxable REIT subsidiaries. Please include similar disclosure in future applicable Exchange Act periodic reports.

RESPONSE:

In response to the Staff’s comment, the Company has included additional disclosure on pages 59-60. The Company confirms that it plans to include similar disclosure, as applicable, in future Exchange Act reports.

15.	We note your disclosure on page 78 that your revenue growth is based upon many factors, including occupancy of advertising displays and advertising rates. Please revise to disclose your portfolio occupancy, average effective rent rates per foot/unit and geographic diversification for properties that you own and lease by type, i.e. display type. Please also disclose the relative impact of same site occupancy and rent rates on period to period changes. Please include similar disclosure in future applicable Exchange Act periodic reports.

Securities and Exchange Commission

August 29, 2014

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 82, 85 and 87 to include the impact of rate and occupancy on period over period changes if material. The Company confirms that it plans to include similar disclosure, as applicable, in future Exchange Act reports. The Company respectfully advises the Staff that the Company’s management does not evaluate and measure performance utilizing average effective rent rates per foot/unit. The Company’s portfolio is highly diverse, both by geographic region and display type, resulting in significant differences in average rent rate per foot. As a result, average effective rent rate is not a meaningful performance indicator for the Company.

16.	We note your disclosure on page 17 of Lamar Advertising Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013 that your lease agreements with the property owners of the 75,900 active outdoor sites are for varying terms ranging from month-to-month to a term of over ten years. Please tell us if a material portion of your leases are scheduled to expire in the future and how your lease expirations match up to your advertising contracts by display type. Please also tell what consideration you gave to including disclosure on expirations, referring to Item 15(f) of Form S-11 as a guide. We may have further comments.

RESPONSE:

In response to the Staff’s comment, the Company has included additional disclosure on pages 63 and 64 regarding lease and contract expirations. There is no material correlation between lease expirations and contract expirations, as contract terms are generally more variable and of shorter duration than the underlying leases. The Company confirms that it plans to include similar disclosure, as applicable, in future Exchange Act reports.

Liquidity and Capital Resources, page 84

Uses of Cash, page 87

17.	Please tell us if you capitalized personnel costs and/or interest costs within your capital expenditures line items. To the extent material, please separately quantify and disclose such costs capitalized for all periods presented and discuss fluctuation within your MD&A. In addition, please confirm that you will provide similar information in future periodic reports.

RESPONSE:

The Company does not capitalize personnel costs related to sales commissions or interest costs within its capital expenditure line items. Generally the Company outsources the labor necessary for capitalized improvements to its advertising structures. In its larger markets, the Company may perform these services in house resulting in capitalized direct labor in immaterial amounts.

Securities and Exchange Commission

August 29, 2014

Index to Exhibits

18.	Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft opinions should be filed on EDGAR as correspondence.

RESPONSE:

The Staff’s comments are duly noted. The Company advises the Staff that, to the extent an exhibit is not being filed with Amendment No. 1, the Company intends to file that exhibit with the Commission as soon as possible once the exhibit is available. For the Staff’s review, Edwards Wildman Palmer LLP has provided a draft of its Exhibit 5 legal opinion as Annex I hereto and Goodwin Procter LLP has provided a draft of its Exhibit 8 tax opinion as Annex II hereto.

19.	We note that you include “form of” exhibits in your Index to Exhibits. Please advise us if you do not intend on filing final, executed documents prior to effectiveness of the registration statement.

RESPONSE:

The Company confirms that the “form of” agreements that it files with the Registration Statement will be consistent with Instruction 1 to Item 601 of Regulation S-K. Furthermore, the Company will undertake to file any agreements to the extent they deviate materially from the “form of” version thereof.

Form 10-K of Lamar Advertising Company for the fiscal year ended December 31, 2013

Financial Statements

Notes to Consolidated Financial Statements

20.	Please tell us how you have complied with ASC 280-10-50-40 as it appears that you have operations both domestic and international.

RESPONSE:

The Company has not historically disclosed information about geographic areas pursuant to ASC 280-10-50-41 as it has determined that the amounts attributable to its international operations are immaterial. In response to the Staff’s comments, Lamar included the disclosure set forth below in footnote 13 to the notes to condensed consolidated financial statements (unaudited) in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which report is incorporated by reference into Amendment No. 1. The Company intends to include similar disclosure, as applicable, in future Exchange Act reports.

Securities and Exchange Commission

August 29, 2014

13. Information about Geographic Areas

Revenues from external customers attributable to foreign countries totaled $16.1 million and $16.0 million for the six months ended June 30, 2014 and 2013, respectively. Net carrying value of long lived assets located in foreign countries totaled $8.0 million and $8.8 million for the periods ended June 30, 2014 and December 31, 2013, respectively. All other revenues from external customers and long lived assets relate to domestic operations.

*     *     *

In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Reports; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please telephone the undersigned at (225) 926-1000.

Thank you for your attention to this matter.

Very truly yours,

/s/ Keith A. Istre

Keith A. Istre

cc:	Sean E. Reilly

Lamar Advertising REIT Company

Stacie S. Aarestad

Edwards Wildman Palmer LLP

Suzanne D. Lecaroz, Esq.

Goodwin Procter LLP

Annex 1

[DRAFT FORM OF OPINION]

[            , 2014]

Lamar Advertising REIT Company

5321 Corporate Boulevard

Baton Rouge, Louisiana 70808

Ladies and Gentlemen:

We have acted as counsel to you in connection with your filing of a Registration Statement on Form S-4 (File No. 333-197084) (as amended or supplemented, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of the offering by Lamar Advertising REIT Company, a Delaware corporation (the “Company”), of up to 81,712,260 shares of the Company’s Class A Common Stock, $0.001 par value per share (the “Class A Common Stock”), up to 14,610,365 shares of the Company’s Class B Common Stock, $0.001 par value per share (the “Class B Common Stock”), and up to 14,610,365 shares of the Company’s Class A Common Stock, issuable upon conversion of the Class B Common Stock (the “Conversion Shares”). The Class A Common Stock, the Class B Common Stock and the Conversion Shares (collectively referred to as the “Shares”) are to be issued pursuant to an Agreement and Plan of Merger, dated August 27, 2014, by and between the Company and Lamar Advertising Company, a Delaware corporation (the “Merger Agreement”), which Merger Agreement is described in the Registration Statement and included as Annex A therein.

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions expressed below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company.

The opinion expressed below is limited to the Delaware General Corporation Law (which includes reported judicial decisions interpreting the Delaware General Corporation Law).

Based on the foregoing, we are of the opinion that the Shares have been duly authorized and, when issued in accordance with the Merger Agreement as described in the Registration Statement, will be validly issued, fully paid and non-assessable.

[            ], 2014

We consent to your filing this opinion as Exhibit 5(a) to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the Prospectus included therein. Our consent to such reference does not constitute a consent under Section 7 of the Securities Act and in consenting to such reference you acknowledge that we have not reviewed and that we have not certified as to any part of the Registration Statement and that we do not otherwise come within the categories of persons whose consent is required under Section 7 or under the rules and regulations of the Commission.

Very truly yours,

Edwards Wildman Palmer LLP

Annex II

[DRAFT FORM OF OPINION]

[            ], 2014

Lamar Advertising Company

5321 Corporate Boulevard

Baton Rouge, Louisiana 70808

Lamar Advertising REIT Company

5321 Corporate Boulevard

Baton Rouge, Louisiana 70808

Ladies and Gentlemen:

We have acted as counsel for Lamar Advertising Company, a Delaware corporation (the “Company”), and Lamar Advertising REIT Company, a Delaware corporation and wholly-owned subsidiary of the Company (“Lamar REIT”), in connection with the filing of a Registration Statement on Form S-4 (Registration No. 333-197084) (as amended or supplemented, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed merger (the “Merger”) of the Company with and into Lamar REIT and the Company’s intended conversion to a REIT (as defined below).

This opinion letter relates to (i) the qualification of the Company for U.S. federal income tax purposes as a real estate investment trust (a “REIT”)1 for taxable years commencing with the Company’s taxable year ending December 31, 2014, (ii) the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and (iii) the accuracy of certain matters discussed in the Registration Statement under the heading “Material United States Federal Income Tax Considerations.”

In rendering the following opinions, we have reviewed and relied upon (i) the Company’s Amended and Restated Certificate of Incorporation and the Company’s Amended and Restated Bylaws, both as in effect as of January 1, 2014 and through the date hereof; (ii) the form of Lamar REIT’s Amended and Restated Certificate of Incorporation and the form of Lamar REIT’s Amended and Restated Bylaws (the documents listed in (i) and (ii), the “Organizational Documents”), and (iii) the Agreement and Plan of Merger dated as of August 27,2014 by and among the Company and Lamar REIT (the “Plan”). For purposes of this opinion letter, we have assumed (i) the genuineness of all signatures on documents we have examined, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity to the original documents of all documents submitted to us as copies, (iv) the conformity to the original

[1]	References in this opinion letter to the REIT qualification of the Company shall include the REIT qualification of Lamar REIT as the successor to the Company under the Merger.

Lamar Advertising Company

Lamar Advertising REIT Company

[            ], 2014

documents of copies obtained by us from filings with the SEC, (v) the conformity, to the extent relevant to our opinions, of final documents to all documents submitted to us as drafts, (vi) the authority and capacity of the individual or individuals who executed any such documents on behalf of any person, (vii) due execution and delivery of all such documents by all the parties thereto, (viii) the compliance of each party with all material provisions of such documents, and (ix) the accuracy and completeness of all records made available to us.

We also have reviewed and relied upon (i) the representations and covenants of the Company and Lamar REIT contained in letters that they provided to us in connection with the preparation of this opinion letter (the “Tax Certificates”) regarding (x) the formation, organization, ownership and operations of the Company and Lamar REIT and other matters affecting the Company’s and Lamar REIT’s ability to qualify as a REIT and (y) the plan of the Merger and other matters affecting the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code, and (ii) a private letter ruling received by the Company from the Internal Revenue Service (the “IRS”) as to certain matters pertaining to the Company’s qualification as a REIT (the “Private Letter Ruling”). We assume that each of the representations and covenants in the Tax Certificates has been, is and will be true, correct and complete, and not breached. We also assume that the Company, Lamar REIT and their subsidiaries have been, are and will be owned and operated in accordance with the Tax Certificates and that all representations and covenants that speak to the best of knowledge and belief (or mere knowledge and/or belief) of any person(s) or party(ies), or are subject to similar qualification, have been, are and will continue to be true, correct and complete as if made without such qualification. To the extent such representations and covenants speak to the intended ownership or operations of any entity, we assume that such entity will in fact be owned and operated in accordance with such stated intent. In addition, we have assumed that the Merger will be consummated in accordance with the Plan, that each of the parties to the Plan will comply with all reporting obligations with respect to the Merger required under the Code and the Treasury Regulations thereunder, and that the Plan is valid and binding in accordance with its terms. We further assume that the facts set forth in the Private Letter Ruling are accurate and complete insofar as they relate to the matters that are the subject of the Private Letter Ruling and that the Private Letter Ruling will remain in effect and will not be revoked by the IRS.

Based upon the foregoing and subject to the limitations set forth herein, we are of the opinion that:

i.	Commencing with its taxable year ending December 31, 2014, the Company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code and its prior, current and proposed future ownership, organization and method of operations as described in the Tax Certificates have allowed and will continue to allow the Company to satisfy the requirements for qualification and taxation as a REIT;

ii.	The Merger will qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code;

Lamar Advertising Company

Lamar Advertising REIT Company

[            ], 2014

iii.	Each of the Company and Lamar REIT will be a “party to the reorganization” within the meaning of Section 368(b) of the Code; and

iv.	The statements set forth under the heading “Material United States Federal Income Tax Considerations” in the Registration Statement, insofar as such statements describe applicable U.S. federal income tax law, are correct in all material respects.

*            *             *            *            *

We express no opinion other than the opinions expressly set forth herein. Our opinions are not binding on the IRS or a court. The IRS may disagree with and challenge our conclusions, and a court could sustain such a challenge. Our opinions are based upon the Code, the Income Tax Regulations and Procedure and Administration Regulations promulgated thereunder and existing administrative and judicial interpretations thereof (including the practices and policies of the IRS in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as in effect as of the date of this opinion letter. Changes in applicable law could cause the U.S. federal income tax treatment of the Company and Lamar REIT to differ materially and adversely from the treatment described herein and render the tax discussion in the Registration Statement incorrect or incomplete.

In rendering our opinions, we have relied solely on the Organizational Documents, the Plan, the Tax Certificates, the Private Letter Ruling, and the assumptions set forth herein. For purposes of our opinions, we have not investigated or verified the accuracy of any of the representations in the Tax Certificates, the Private Letter Ruling or any of our assumptions. We also have not investigated or verified the ability of the Company and its subsidiaries to operate in compliance with the Tax Certificates or our assumptions. Differences between the actual ownership and operations of such entities and the prior, proposed and intended ownership and operations described in the Tax Certificates or our assumptions could result in U.S. federal income tax treatment of the Company that differs materially and adversely from the treatment described herein. The Company’s actual qualification as a REIT depends on the Company meeting and having met, in its actual ownership and operations, the applicable asset composition, source of income, shareholder diversification, distribution and other requirements of the Code necessary for a corporation to qualify as a REIT. We will not monitor actual results or verify the Company’s compliance with the requirements for qualification and taxation as a REIT, and no assurance can be given that the actual ownership and operations of the Company and its affiliates have satisfied or will satisfy those requirements.

Our opinions do not preclude the possibility that the Company may need to utilize one or more of the various “savings provisions” under the Code and the regulations thereunder that would permit the Company to cure certain violations of the requirements for qualification and taxation as a REIT. Utilizing such savings provisions could require the Company to pay significant penalty or excise taxes and/or interest charges and/or make additional distributions to shareholders that the Company otherwise would not make.

Lamar Advertising Company

Lamar Advertising REIT Company

[            ], 2014

We hereby consent to the inclusion of this opinion letter as Exhibit 8.1 to the Registration Statement and to the references to our firm under the heading “Material United States Federal Income Tax Considerations” in the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act or the rules and regulations of the SEC promulgated thereunder.

This opinion letter speaks only as of the date hereof, and we undertake no obligation to update this opinion letter or to notify any person of any changes in facts, circumstances or applicable law (including without limitation any discovery of any facts that are inconsistent with the Tax Certificates or our assumptions).

Very truly yours,

Goodwin Procter LLP